AGREEMENT

THIS AGREEMENT is dated for reference the 12th day of February, 2004.

BETWEEN:	J. RICE DEVELOPMENT CORP. P.O. Box 20074 Reno, Nevada 89515
	(the “Vendor”)	OF THE FIRST PART
AND:	BRADEN TECHNOLOGIES INC. c/o #306 – 1140 Homer Street Vancouver, B.C. V6B 2X6
	(“Braden”)	OF THE SECOND PART

WHEREAS the Vendor has represented that it is the sole recorded and beneficial owner in and to a property called the Secret Basin Project (the “Property”) described in Schedule “A” attached hereto;

AND WHEREAS Braden is desirous of acquiring an interest in such exploration claims on the terms and conditions contained herein:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual convenants and agreements hereinafter contained, the parties hereto agree as follows:

1. DEFINITIONS

1.01 The following words, phrases and expressions shall have the following meanings:
(a)	“Mineral Products” means the commercial end products derived from operating the Property as a mine;
(b)	“Net Smelter Royalty” and “NSR” means that Net Smelter Royalty as defined in Schedule “B” attached hereto (“NSR”);
(c)	"Property" means and includes:
(i) those mining claims more particularly described in Schedule “A” and attached hereto and forming a part hereof;
(ii)	all rights and appurtenances pertaining to the mining claims including all water and water rights, rights of way, and easements, both recorded and unrecorded, to which Braden is entitled in respect thereof.

2. ACQUISITION OF INTEREST
2.01 The Vendor hereby grants to Braden an undivided 100% right, title and interest in and to the Property, subject to Vendor’s NSR, for total consideration consisting of cash payments to the Vendor totalling $94,200 and the commitment to drill a minimum of six holes on the Property, to be made as follows:

(a)	$3,200 to be paid to the Vendor within 10 business days of signing of this Agreement by the Vendor;
(b)	the payment of $1,000 to be paid to the Vendor by August 1, 2004;
(c)	the drilling of a minimum of six reverse circulation holes on the Property by Braden by August 15, 2005 (the “Drill Program”);
(d)	the payment of $15,000 to be paid to the Vendor by March 1, 2006;
(e)	the payment of $25,000 to be paid to the Vendor by March 1, 2007;
(f)	the payment of $50,000 to be paid to the Vendor by March 1, 2008;

Following which Braden shall be deemed to have exercised the Option (the “Exercise Date”) and shall be entitled to an undivided 100% right, title and interest in and to the Property with the full right and authority to equip the Property for production and operate the Property as a mine subject to the rights of the Vendor to receive the NSR.

If prior to March 1, 2008 Braden completes a positive feasibility for the development or mining of Mineral Products on the Property and obtains all government approvals, consents, licenses and permits to construct, develop or operate a mine on the Property, Braden shall purchase the Property prior to the commencement of mining of Mineral Products. In that event the purchase price for the Property shall be the sum of all unpaid payments due to the Vendor pursuant to this article 2 through March 1, 2008.

2.02 If Braden does not complete the Drill Program within the time frame contemplated in subparagraph 2.01 (c) above, or have shown the intent of completing the Drill Program as evidenced by actions taken by Braden towards completing the Drill Program, then Braden shall pay $10,000 to the Vendor in lieu of completing the Drill Program, to keep this Agreement in good standing.

2.03 The doing of any act or the incurrence of any share issuances or csh payments by Braden shall not obligate Braden to do any further acts or make any further share issuances or payments.

3.  ROYALTY

3.01 Braden agrees that the Property shall be subject to a royalty in favour of the Vendor equal to 3% of Net Smelter Returns to be calculated and paid according to and otherwise governed by Schedule B hereto.

Braden may at any time elect to make a payment (the “Royalty Buydown Option”) to the Vendor to reduce the amount of the Net Smelter Royalty by 1%, up to a maximum of 2%, upon the payment of $500,000 for each 1% of reduction as set out in the table below:

Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of $500,000	Net Smelter Royalty payable after second payment of $500,000
3%	2%	1%

4.  TRANSFER OF TITLE

4.01 The claims shall have been duly recorded with all necessary government bodies so as to make the claims fully valid and legal. Upon execution of this Agreement, Braden shall be entitled to record this Agreement against title to the Property.

Upon Braden exercising the option to acquire the Property pursuant to article 2, the Vendor shall deliver to Braden duly executed transfers to Braden of a 100% interest in and to the Property, and the Vendor shall have no further rights to the Property other than the royalty interest pursuant to article 3.

5.  RIGHT OF ENTRY

5.01 During the currency of this Agreement, Braden, its servants, agents and workmen and any persons duly authorized by Braden, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Braden in its sole discretion may deem advisable and shall have the right to remove and ship therefrom ores, minerals, metals, or other products recovered in any manner therefrom.

5.02 Braden shall be provided access to all maps, reports, assay results and other technical data in the possession or under the control of the Vendor with respect to the Property and shall be entitled to take copies thereof.

6.  REPRESENTATIONS AND WARRANTIES

6.01 The Vendor hereby represents and warrants that:

(a)
the Vendor is the sole and exclusive registered and beneficial owner of the mineral claims comprising the Property and the Vendor has the right to enter into this Agreement to stake the claims and assign an interest in the Property absolutely in accordance with the terms of this Agreement;

(b)
the mineral claims comprising the Property have been properly staked and recorded in compliance with the laws of Nevada and there are no disputes over the title, staking or recording of such mineral claims;

(c)	the mineral claims comprising the Property will be in good standing and are free and clear of any liens, charges or encumbrances of any nature or kind whatsoever; and
(d)	the Vendor has not done anything whereby the mineral claims comprising the Property may be in any way encumbered.

6.02 Braden hereby represents and warrants that:

(a)
Braden has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with the charter documents of Braden or any contract or other commitment to which Braden is party; and

(b)	the execution of this Agreement and the performance of its terms have been duly authorized by all necessary corporate actions including the resolution of the Board of Directors of Braden.

7.  CONFIDENTIALITY OF INFORMATION

7.01 The Vendor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential. While this Agreement is in effect, the Vendor shall not, without the express written consent of Braden, disclose to any third party any information concerning the Property or any operations thereon, nor shall the Vendor buy, sell or otherwise deal in the shares of Braden while any material, confidential information in its possession relating to this Agreement or the Property remains undisclosed to the general public.

8.  ASSIGNMENT

8.01 Each party has the right to assign all or any part of its interest in this Agreement and in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

9.  TERMINATION

9.01 This Agreement shall terminate upon the occurrence of one of the following events:

(a)	in the event that Braden, not being at the time in default under any provision of this Agreement, gives 30 days’ written notice to the Vendor of the termination of this Agreement;
(b)	in the event that Braden shall fail to comply with any of the requirements to issue shares and make cash payments in the amounts and within the time limits set forth in article 2;
(c)
in the event that Braden shall fail to comply with any of its obligations hereunder, subject to paragraph 10.01, within 30 days of receipt by Braden of written notice from the Vendor of such default, Braden has not:

	(i)	cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or
	(ii)	given the Vendor notice that it denies that such default has occurred.

In the event that Braden gives notice that it denies that a default has occurred, Braden shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

9.02 Upon the termination of this Agreement under paragraph 9.01, Braden shall cease to be liable to the Vendor in debt, damages or otherwise.

9.03 Upon termination of this Agreement under paragraph 9.01, Braden shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

10. FORCE MAJEURE

10.01 The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

11. AFTER-ACQUIRED PROPERTY

11.01 In the event that at any time hereafter either party shall acquire any mining claim, lease, or other mineral right or interest within a one mile radius of the outside boundary of the

Property to be described in Schedule “A” hereto, excepting mineral interests acquired by Braden from third parties, (the “After-Acquired Properties”), such interest shall be deemed to have been acquired on behalf of and for the benefit of the parties, pursuant to the terms of this Agreement and such after-acquired interest as aforesaid shall be included in and shall form a part of the definition of “Property” contained in paragraph 1.01 and shall be subject to this Agreement as if it had been originally so included;

11.02 Any costs incurred by the Vendor in staking, locating, recording or otherwise acquiring any “After Acquired Properties” will be deemed to be costs for which the Vendor will be entitled to reimbursements payable by Braden;

All such additional claims shall be located in the Vendor’s name. Braden will reimburse the Vendor for the costs of staking the additional claims, unless Braden does not elect to own such additional claims. Braden has the exclusive right to determine if the staking of any additional claims is warranted for any After-Acquired Properties. If Braden elects to not own such additional claims, such additional claims shall belong to the Vendor and the Vendor shall be free to assign, sell, transfer or otherwise dispose of such additional claims as the Vendor determines in the Vendor’s sole discretion.

12. NOTICES

12.01 Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

In the case of the Vendor:	J. Rice Development Corp.
P.O. Box 20074
Reno, NV.
89515

Telecopier: (702) 856-6053

In the case of Braden:	Braden Technologies Inc.
Suite 306 - 1140 Homer Street
Vancouver, B.C.
V6B 2X6

Telecopier: (604) 689-1722

and any such notice given as aforesaid shall be deemed to have been given to the parties hereto is delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof PROVIDED HOWEVER that during the period of any postal interruption in Canada or the United States, any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this paragraph 12.01.

13. GENERAL TERMS AND CONDITIONS

13.01 The parties hereto hereby covenant and agree that they will execute such further agreements conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

13.02 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters hereby.

13.03 Time shall be of the essence of this Agreement.

13.04 The titles to the sections in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

13.05 All currency references contained in this Agreement shall be deemed to be references in United States funds.

13.06 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

13.07 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.

13.08 This Agreement shall be governed by and interpreted in accordance with the laws of Nevada and the laws of the United States applicable therein.

13.09 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.

THE COMMON SEAL of J. RICE DEVELOPMENT CORP. was hereunto affixed in the presence of:

C/S

“John Rice”

THE COMMON SEAL OF BRADEN	C/S
TECHNOLOGIES INC. was hereunto
affixed in the presence of:

“Peter Bell”

SCHEDULE “A”

Secret Basin property covering claims in Section 35 and 36, Township 9N Range 40E as follows:

Claim Name	Location	BLM NMC#

Secret 2	sec 36 T9N R40E	NMC858654
Secret 3	sec 36 T9N R40E	NMC858655
Secret 4	sec 36 T9N R40E	NMC858656
Secret 5	sec 36 T9N R40E	NMC858657
Secret 6	sec 36 T9N R40E	NMC858658
Secret 10	sec 36 T9N R40E	NMC858659
Secret 11	sec 36 T9N R40E	NMC858660
Secret 12	sec 36 T9N R40E	NMC858661
Secret 13	sec 35, 36 T9N R40E	NMC858662
Secret 14	sec 35 T9N R40E	NMC858663

SCHEDULE “B”

Net Smelter Returns

Payor: Braden, as described in the Agreement to which this schedule is attached.

Payee: Vendor, as described in the Agreement to which this schedule is attached.

Net Smelter Returns Provisions. The terms defined in the instrument to which this Exhibit is attached and made part of shall have the same meanings in this Exhibit. The following definitions shall apply to this Exhibit.

1.         Definitions.

1.1 "Gold Production" means the quantity of refined gold outturned to Payor's account by an independent third party refinery for gold produced from the Property during the month on either a provisional or final settlement basis.

1.2 "Gross Value" shall be determined on a monthly basis and have the following meanings with respect to the following Minerals:

    1.2.1 Gold.

(a) If Payor sells unprocessed gold ores, or gold dore or gold concentrates produced from Minerals, then Gross Value shall be equal to the proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed gold ores, gold dore and gold concentrates to an affiliated party, except that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined gold (meeting the specifications of the London Bullion Market Association, and if the London Bullion Market Association no longer prescribes specifications, the specifications of such other association generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.1(a) above is not applicable, then for purposes of determining Gross Value, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was refined. The Gross Value shall be determined by multiplying Gold Production during the month by the Monthly Average Gold Price.

    1.2.2 Silver.

(a) If Payor sells unprocessed silver ores, or silver dore or silver concentrates produced from Minerals, then Gross Value shall be equal to the proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed silver ores, silver dore and silver concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harmon, and if Handy & Harmon no longer publishes such specifications, the specifications of such other association or entity generally accepted and recognized in the mining industry) from Minerals, and if Section 1.2.2(a) above is not applicable, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price for the month in which it was refined. The Gross Value shall be determined by multiplying Silver Production during the month by the Monthly Average Silver Price.

    1.2.3 All Other Minerals.

(a) If Payor sells unprocessed ores, dore or concentrates of any Minerals other than gold or silver, then the Gross Value shall be equal to the amount of proceeds received by Payor during the month from such sales. Payor shall have the right to sell such unprocessed ores, dore or concentrates to an affiliated party, provided that such sales shall be considered, solely for the purpose of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

(b) If Payor produces refined or processed metals from Minerals other than refined gold or refined silver, and if Section 1.2.3(a) above is not applicable, then Gross Value shall be equal to the amount of the proceeds received by Payor during the month from the sale of such refined or processed metals. Payor shall have the right to sell such refined or processed metals to an affiliated party, provided that such sales shall be considered, solely for purposes of determining Gross Value, to have been sold at prices and on terms no less favorable than those that would be obtained from an unaffiliated third party in similar quantities and under similar circumstances.

1.3 “Minerals” means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

1.4 "Monthly Average Gold Price" means the average London Bullion Market Association Afternoon Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported during that month. If the London Bullion Market Association Afternoon Gold Fix ceases to be published, all such references shall be replaced with references to prices of gold for immediate sale in another established market selected by Payor, as such prices are published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.5 "Monthly Average Silver Price" means the average New York Silver Price as published daily by Handy & Harmon, calculated by dividing the sum of all such prices reported for the month by the number of days in such month for which such prices were reported. If the Handy & Harmon quotations cease to be published, all such references shall be replaced with references to prices of silver for immediate sale in another established market selected by Payor as published in Metals Week magazine, and if Metals Week magazine no longer publishes such prices, the prices of such other association or entity generally accepted and recognized in the mining industry.

1.6 "Net Smelter Returns" means the Gross Value of all Minerals, less only the following costs, charges and expenses paid or incurred by Payor with respect to the refining and smelting of such Minerals, without limitation:

    1.6.1 Charges for smelting and refining (including assaying, penalty and sampling charges); and

    1.6.2 Actual costs of transportation (including freight, insurance, security, transaction taxes, handling, port, demurrage, delay and forwarding expenses incurred by reason of or in the course of such transportation) of concentrates or dore metal from the Property to the smelter or refinery, but in no event charges or costs of agglomeration, crushing, extraction, leaching, milling, mining, processing or transportation of Minerals or ores from any mine on the Property to an agglomerator, autoclave, concentrator, crusher, heap or other leach process, mill or plant.

1.7 "Property" means the interests and properties described in the instrument to which this Exhibit is attached and is made a part.

1.8 "Silver Production" means the quantity of refined silver outturned to Payor's account by an independent third-party refinery for silver produced from the Property during the month on either a provisional or final settlement basis.

2.         Payment Procedures.

2.1 Accrual of Obligation. Payor's obligation to pay the royalty shall accrue upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates, ores or other Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to Payor's account.

2.2 Quarterly Calculations and Payments. Net Smelter Returns royalties shall be determined on a quarterly basis. Payor shall pay Payee each quarterly royalty payment on or before the last business day of the month immediately following the last day of the month in which the royalty payment obligation accrued.

2.3 Futures or Forward Sales. Except as provided in Sections 1.2.1(a), 1.2.2(a) and 1.2.3 above (regarding sales of unprocessed gold and silver and sales of Minerals other than gold and silver), Gross Value shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals by Payor, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of gold, silver or other metals produced from Minerals.

2.4 Sampling and Commingling. Payor shall have the right to commingle Minerals and ores from the Property and materials from other properties, provided, that Payor first informs Payee, in writing, of Payor’s intention to commingle and delivers to Payee a detailed written description of Payor’s commingling plan. Payee shall have sixty (60) days during which to review and comment on Payor’s proposed commingling plan. In any and all events, all Minerals and ores shall be measured and sampled by Payor in accordance with sound mining and metallurgical practices for metal and mineral content before commingling of any such Minerals or ores with materials from any other property. Representative samples of materials from the Property intended to be commingled shall be retained by Payor, and assays of these samples shall be made before commingling to determine the metal content of each ore. Detailed records shall be kept by Payee showing measurements, assays of metal content and gross metal content of the materials from the Property.

2.5 Statements. At the time of payment of the royalty, Payor shall accompany such payment with a statement which shows in detail the quantities and grades of refined gold, silver or other metals or dore, concentrates, Minerals or ores produced from the Property sold or deemed sold by Payor in the preceding quarter; the Monthly Average Gold Price and Monthly Average Silver Price, as applicable; costs and other deductions; and other pertinent information in detail to explain the calculation of the payment with respect to such quarter. Payor shall deliver payment to Payee at the address provided in the instrument to which this Exhibit is attached or such other address as Payee designates in writing or by wire transfer to an account designated by Payee.

2.6 Inventories and Stockpiles. Payor shall include in all quarterly statements a description of the quantity and quality of any gold or silver dore that has been retained as inventory for more than ninety (90) days. Payee shall have thirty (30) calendar days after receipt of the statement to either: (a) elect that the dore be deemed sold, with Gross Value to be determined as provided in Sections 1.2.1(b) for gold and 1.2.2(b) for silver, as of such thirtieth (30th) day utilizing the mine weights and assays for such dore and utilizing a reasonable recovery rate for refined metal and reasonable deemed charges for all deductions specified in Section 1.6 above, or (b) elect to wait until such time as the royalty payment otherwise would become payable pursuant to Sections 1.2.1(b) and 1.2.2(b). The Payee’s failure to respond within such time shall be deemed to be an election to use the methods described in Sections 1.2.1(b) and 1.2.2(b). No royalty payments shall be due regarding stockpiles of other Minerals, concentrates or ores unless and until such Minerals, concentrates or ores are actually sold.

2.7 Audit. Upon thirty (30) days’ advance notice and at a reasonable time, the Payee shall have the right to audit and examine the Payor’s accounts and records relating to the calculation and payment of the Net Smelter Returns royalty payments. If such audit determines that there has been a deficiency or an excess in the payment made to Payee, such deficiency or excess shall be resolved by adjusting the next quarterly royalty payment due Payee. Payee shall pay all costs of such audit unless the audit reveals an underpayment during the audit period of five percent (5%) or more of the royalty payments paid during the audit period. All accounts, books and records used by Payor to calculate the royalty payments shall be kept in accordance with generally accepted accounting principles applicable to the mining industry.